UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2018 FIRST QUARTER RESULTS

Mexico City, April 25, 2018, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2018.

(1)Comparability

The comparability of our financial and operating performance in the first quarter of 2018, as compared to the same period of 2017, was affected by the following factors: (a) as previously announced, due to a change in reporting method, the results from Coca-Cola FEMSA de Venezuela are no longer included in our consolidated financial statements as of January 1, 2018; and (b) the consolidation of Coca-Cola FEMSA Philippines commencing on February 1, 2017. In addition, the consolidation generated a one-time non-cash gain during the first quarter of 2017.

In order to better describe the performance of our business, for certain information we present the comparable figures excluding the effects of: (i) mergers, acquisitions, and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017; and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Furthermore, as of January 1, 2018, margin comparability in the Philippines was impacted by the excise tax on soft drink production, accounted for in cost of goods sold.

Operational and Financial Highlights

•         Revenues declined 3.2%, impacted by an unfavorable currency translation effect, while comparable revenues grew 7.2% for the quarter.

•         Volume increased in Brazil, Central America and Colombia driven by the rollout of our portfolio and affordability initiatives, while transactions outperformed volumes in key markets such as Argentina, Brazil and the Philippines.

•         Operating income declined 3.4%, while comparable operating income declined 1.1% for the quarter, driven mainly by cost pressures in Central America, Mexico, and the Philippines, partially offset by raw material tailwinds in South America.

•         Majority net income decreased 59.0% during the first quarter of 2018, as compared to the same period of 2017 which included a one-time non-cash gain related to the consolidation of the Philippines.

Results Summary

	First Quarter
	as Reported		Comparable (1)
Expressed in millions of Mexican pesos.	2018	Δ%	Δ%
Total revenues	49,713	(3.2%)	7.2%
Gross profit	21,917	(1.7%)	6.1%
Operating income	5,883	(3.4%)	(1.1%)
Operating cash flow (2)	8,706	(8.9%)	4.0%
Net income attributable to equity holders of the company	2,414	(59.0%)
Earnings per share (3)	1.15

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3) Quarterly earnings / outstanding shares as of the end of the period. Outstanding shares as of 1Q'18 were 2,100.8 million

Message from the Chief Executive Officer

“At the start of the year, we faced a mixed macroeconomic environment across our operations, coupled with a new tax environment in the Philippines. However, our ability to adapt to ever-changing market and consumer dynamics, combined with our transformational initiatives, enabled us to deliver comparable revenue and operating cash flow growth of 7.2% and 4.0%, respectively. By leveraging our clear strategy, the encouraging recovery of our South America division, a resilient Mexico, and an adaptable Philippines, we aim to continue Coca-Cola FEMSA’s growth, while hitting new milestones in transforming our operating model, protecting our short-term results, and ensuring sustainable social and economic value for all of our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Consolidated results for the first quarter

Comparable figures:(1)

Revenues: Comparable total revenues grew 7.2% in the first quarter of 2018 as compared to the same period of 2017, driven by average price per unit case growth in Argentina and Mexico, coupled with volume growth in Brazil, Central America, and Colombia, partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions increased 1.0%. Our sparkling beverage category grew 0.4%, driven by 1.3% growth in our colas portfolio, partially offset by a 2.3% decline in flavors. Our positive performance in colas was driven by growth in Argentina, Brazil, Central America and Colombia, partially offset by a decline in Mexico and the Philippines. Our decline in flavors was driven by Brazil, Colombia, and Mexico, partially offset by growth in Argentina, Central America, and the Philippines. Our still beverage category grew 0.8%, driven mainly by the positive performance of Brazil, Central America, and Mexico. Finally, our water category’s transactions increased by 7.7%, driven by growth in almost all of our operations, partially offset by a decline in Argentina.

Volume: Comparable sales volume remained flat in the first quarter of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume remained flat, driven by 1.5% growth in our colas portfolio, partially offset by a 4.4% decline in flavors. Growth in our colas portfolio was driven mainly by the performance of Brazil, Central America, and Colombia, while our decline in flavors was driven mainly by declines in Brazil, Colombia, and the Philippines. Our still beverage category’s volume declined 6.6%, as growth in most of our operations was offset by declines in Argentina, Colombia, and the Philippines. Our personal water portfolio’s volume grew 10.6% due to positive performance in most of our operations. Finally, our bulk water portfolio’s volume declined 1.2%, driven by Mexico and Colombia, partially offset by growth in the rest of our operations.

Gross profit: Comparable gross profit grew 6.1%. Our pricing initiatives, coupled with lower sweetener prices in most of our operations, were offset by an unfavorable currency hedging position, higher sweetener and concentrate prices in Mexico, higher sweetener and PET costs and the inclusion of the excise tax on beverage production in the Philippines, which is applied as a cost, and the depreciation in the average exchange rate of the Argentine Peso, the Brazilian Real, and the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income declined 1.1% for the first quarter of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 4.0% in the first quarter of 2018.

As reported figures:

Revenues: Total revenues declined 3.2% to Ps. 49,713 million in the first quarter of 2018, mainly due to the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017, and an unfavorable price/mix in Brazil, Central America and Colombia. These effects were partially offset by price increases aligned with or above inflation in key territories such as Argentina and Mexico, supported by volume growth in Brazil, Central America and Colombia.

Transactions: Reported total number of transactions increased 6.9% to 6,137.6 million in the first quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume increased 3.0% to 907.8 million unit cases in the first quarter of 2018 as compared to the same period in 2017.

Gross profit: Gross profit declined 1.7% to Ps. 21,917 million, and gross margin expanded 70 basis points to 44.1%.

(Continued on next page)

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 49 million in the first quarter of 2018, compared to a gain of Ps. 46 million recorded in the first quarter of 2017. This is mainly due to: (i) a loss in our dairy joint venture in Panama; (ii) larger gains in our joint ventures in Brazil during the first quarter of 2017 as compared to the first quarter of 2018; and (iii) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method as of February 2017.

Operating Income: Operating income decreased 3.4% to Ps. 5,883 million, and operating margin contracted 10 basis points to 11.8% during the first quarter 2018 as compared with the same period of 2017, which benefited from the reversal of expense-related provisions that did not materialize.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 62 million, compared to a gain of Ps. 2,471 million during the first quarter of 2017, due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., starting February 2017.

Comprehensive financing result: Comprehensive financing result in the first quarter of 2018 recorded an expense of Ps. 2,072 million, compared to an expense of Ps. 1,286 million in the same period of 2017.

During the first quarter of 2018, we recorded an interest expense, net, of Ps. 1,598 million, compared to Ps. 2,328 million in the first quarter of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina, Brazil, and Colombia. However, these effects were partially offset by: (i) an interest rate increase in Mexico; (ii) additional debt in Mexico; and (iii) an interest rate increase resulting from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure.

In addition, for the first quarter, we recorded a foreign exchange loss of Ps. 228 million as compared to a gain of Ps. 53 million in 2017, which resulted from the quarterly appreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Additionally, due to the announced change in the reporting method, the results of Coca-Cola FEMSA de Venezuela are no longer included in our consolidated financial statements, for this reason no monetary position in hyperinflationary subsidiaries was recorded as of January 1, 2018.

Market value on financial instruments recorded a loss of Ps. 246 million as compared to a gain of Ps. 434 million in the first quarter of 2017 due to the decrease during the quarter in the long-term interest rates in Brazil as applied to our fixed rate cross-currency swaps.

Income tax: During the first quarter of 2018, reported income tax as a percentage of income before taxes was 32.0%, compared to 17.1% in the same period of 2017. The lower tax rate in the first quarter of 2017 was driven mainly by one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc.

Net income: Consolidated net controlling interest income decreased 59.0% to Ps. 2,414 million in the first quarter of 2018, resulting in earnings per share (EPS) of Ps. 1.15 (Ps. 11.49 per ADS), in the face of a high comparable driven mainly by one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc.

Operating cash flow: Operating cash flow decreased 8.9% to Ps. 8,706 million, and operating cash flow margin contracted 110 basis points to 17.5%.

Balance Sheet (1)

As of March 31, 2018, we had a cash balance of Ps. 19,549 million, including US$353 million denominated in U.S. dollars, an increase of Ps. 777 million as compared to December 31, 2017. As of March 31, 2018, total short-term debt was Ps. 11,238 million, and long-term debt was Ps. 67,463 million. Total debt decreased by Ps. 4,664 million, and net debt decreased by Ps. 5,447 million compared to year-end 2017, due mainly to our cash flow generation during the year and the positive translation effect resulting from the appreciation of the end-of-period exchange rate of the Mexican Peso as applied to our U.S. dollar-denominated debt position.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos, was 7.67%, a reduction as compared to the fourth quarter 2017, due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2018.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	45.9%	3.1%
U.S. Dollars	1.4%	0.0%
Colombian Pesos	2.9%	71.8%
Brazilian Reals	49.7%	50.9%
Argentine Pesos	0.1%	0.0%

Debt Maturity Profile

Maturity Date	2018	2019	2020	2021	2022	2023+
% of Total Debt	13.9%	8.7%	12.1%	8.1%	2.00%	55.23%

(1)       See page 14 for detailed information.

(2)       After giving effect to cross-currency swaps.

(3)       Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2018	FY 2017	Δ %
Net debt including effect of hedges (1)(3)	64,321	68,973	-6.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.65	1.74
Operating cash flow/ Interest expense, net (1)	5.45	4.99
Capitalization (2)	38.1%	39.3%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Mexico & Central America Division

(Costa Rica, Guatemala, México, Nicaragua, and Panama)

Comparable figures:(1)

Revenues: Comparable total revenues from our Mexico and Central America division increased 5.2% in the first quarter of 2018, compared to the same period in 2017, driven by an increase in average price per unit case in Mexico and volume growth in Central America, partially offset by a slight volume decline in Mexico and an unfavorable price/mix effect in Central America.

Transactions: Total transactions in our Mexico and Central America division remained flat in the first quarter of 2018. Our sparkling beverage portfolio’s transactions contracted 0.8%, driven mainly by a 0.7% decline in our colas portfolio and a 1.5% decline in flavors. Our still beverage category’s transactions increased 2.0% in the division, driven by 1.4% growth in Mexico and 4.3% growth in Central America, while our water transactions, including bulk water, increased 3.1%, driven by 3.0% growth in Mexico and 4.7% growth in Central America.

Volume: Total sales volume for the division remained flat in the first quarter of 2018, compared to the same period of 2017. Our sparkling beverage category’s volume remained flat, driven by a 0.6% increase in our colas portfolio and flat performance in flavors. Our performance in colas was driven mainly by 14.2% growth in Central America, while our performance in flavors was driven by 2.2% growth Central America. Our still beverage category’s volume increased 1.6%, driven by growth in both Mexico and Central America. Our personal water portfolio’s volume increased 6.8%, driven by 6.2% growth in Mexico and 13.0% growth in Central America. Our bulk water portfolio’s volume declined 3.0% in the division due to a contraction in Mexico, partially offset by growth in Central America.

Gross profit: Comparable gross profit grew 1.9% in the first quarter of 2018 as compared to the same period in 2017. In Mexico, our pricing initiatives and the appreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs were offset by the increase in concentrate cost, higher prices of sweeteners, and an unfavorable currency hedging position. In Central America, lower sweetener prices were offset by higher PET prices, an unfavorable price/mix, and the depreciation of the average exchange rates of the Costa Rican Colon and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 10.5% in the first quarter of 2018 as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow decreased 1.7% in the first quarter of 2018 as compared to the same period in 2017.

As reported figures:

Revenues: Reported total revenues increased 3.7% in the first quarter of 2018 as compared to the same period of 2017.

Gross profit: Reported gross profit increased 0.6% in the first quarter of 2018, and gross profit margin reached 47.1%, a gross margin contraction of 150 basis points.

Operating income: Reported operating income decreased 11.0% in the first quarter of 2018, and operating income margin reached 11.9%, contracting 200 basis points during the period.

Operating cash flow: Reported operating cash flow decreased 3.3% in the first quarter of 2018, resulting in a margin contraction of 130 basis points to 18.4%.

South America Division

(Argentina, Brazil and Colombia)

Comparable figures: (1)

Revenues: Comparable total revenues increased 6.7%, driven mainly by volume growth in Brazil and Colombia, coupled with an average price per unit case increase in Argentina, which was partially offset by an unfavorable price/mix in Brazil and Colombia.

Transactions: Comparable transactions in the division increased 4.4% during the first quarter of 2018. Our sparkling beverage portfolio’s transactions increased 3.7%, driven by 7.9% growth in our colas portfolio, partially offset by an 8.9% contraction in flavors. Our positive performance in colas was driven by growth across our South American operations. However, flavors’ negative performance was driven by Colombia and Brazil, partially offset by growth in Argentina. Our still beverage category’s transactions increased 2.0%, driven by growth in Brazil, partially offset by a decline in Argentina and Colombia. Our water transactions, including bulk water, increased 12.0%, driven by growth in Brazil and Colombia, partially offset by a decline in Argentina.

Volume: Comparable total sales volume in South America grew 3.2% during the first quarter of 2018 as compared to the same period of 2017. Our sparkling beverage category’s volume increased 2.3%, driven by 6.4% growth in our colas portfolio, which was partially offset by a 9.3% decline in flavors. Colas’ positive performance was driven by growth in Brazil and Colombia, while our decline in flavors was also driven by Brazil and Colombia. Our still beverage category’s volume increased 1.5%, driven by growth in Brazil, partially offset by a decline in Colombia. Our personal water category’s volume increased 18.2%, driven by growth in Brazil and Colombia, offset by a decline in Argentina. Our bulk water business’s volume declined 9.0%, driven by a decline in Colombia, partially offset by growth in Argentina and Brazil.

Gross profit: Comparable gross profit increased 16.2% as a result of lower sweetener prices, a favorable currency hedging position, and the appreciation of the Colombian Peso as applied to U.S. dollar-denominated raw material costs, which offset higher PET prices in Colombia, an unfavorable raw material hedging position, and the depreciation of the average exchange rate of the Brazilian Real and the Argentine Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 11.7% as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow increased 12.3% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues declined 16.9% to Ps. 21,845 million in the first quarter of 2018, driven by an unfavorable currency translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, the deconsolidation of Coca-Cola FEMSA de Venezuela, and the unfavorable price-mix effect in Brazil and Colombia. These effects were partially offset by volume growth in Brazil and Colombia, coupled with an average price per unit case increase in Argentina.

Transactions: Reported total number of transactions decreased 0.3% to 2,011.5 million in the first quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 1.0% to 313.0 million unit cases in the first quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 6.7% to Ps. 9,732 million in the first quarter of 2018, and gross profit margin expanded 480 basis points to 44.5%.

Operating income: Reported operating income grew 8.1% to Ps. 3,103 million in the first quarter of 2018, resulting in a margin expansion of 330 basis points to 14.2%.

Operating cash flow: Reported operating cash flow declined 13.8% to Ps. 4,068 million in the first quarter of 2018, resulting in a margin expansion of 70 basis points to 18.6%.

Asia Division

(The Philippines)

As of January 1, 2018, the Philippines implemented a comprehensive tax reform to fund infrastructure investments. As part of this reform, among other initiatives, excise taxes on sweetened beverages were applied as follows: (i) 6 Philippine Pesos per liter on beverages containing sugar or non-caloric sweeteners; and (ii) 12 Philippine Pesos per liter on beverages containing high fructose corn syrup (HFCS).

As this excise tax is applied to soft drink production, margins in this operation are incomparable with margins from 2017. This impact in comparability is caused by the recognition of this excise tax in cost of goods sold and the Company’s increased prices to adjust to this change, resulting in increased revenues.

Comparable figures: (1)

Revenues: Comparable total revenues increased 18.5% during the first quarter of 2018, driven by average price per unit case increase as an adjustment to the excise tax, partially offset by a volume decline.

Transactions: Comparable transactions decreased 1.2% in the first quarter of 2018. Our sparkling beverage portfolio’s transactions decreased 1.4%, driven by a 3.5% decline in our colas portfolio, partially offset by 2.6% growth in flavors. Our still beverage category’s transactions, not including powders, increased by 35.1%. Our water transactions, including bulk water, increased 8.2%.

Volume: Comparable total sales volume decreased 8.1% in the first quarter of 2018. Our sparkling beverage category’s volume decreased 7.0%, driven by an 8.4% decline in our colas portfolio and a 4.2% decline in flavors. Our still beverage category’s volume, excluding powders, increased 18.8%. Our personal water category’s volume decreased 1.3%. Our bulk water business’s volume grew 20.6%.

Gross profit: Comparable gross profit decreased 14.9% as compared to the same period of 2017, driven mainly by the inclusion of the excise tax on soft drink production as a cost of goods sold, as well as higher sweetener and PET resin prices and the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income decreased 38.8% to Ps. 117 million during the first quarter of 2018.

Operating cash flow: Comparable operating cash flow decreased 6.4% to Ps. 541 million as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues increased 55.2% to Ps. 5,591 million for the first quarter 2018 as compared to the results of February and March 2017. Additionally, total revenues were driven by an average price per unit case increase, as an adjustment to the excise tax, partially offset by a volume decline and the negative translation effect resulting from the depreciation the Philippine Peso as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 39.0% to 1,452.1 million in the first quarter of 2018 as compared to the same period of 2017.

Volume: Reported total sales volume increased 29.9% to 119.9 million unit cases in the first quarter of 2018 as compared to the same period of 2017.

Gross profit: Gross profit grew 17.9% to Ps. 1,701.3 million, and gross margin contracted 970 basis points to 30.4%.

Operating income: Reported operating income declined 48.7% to Ps. 117.3 million in the first quarter of 2018, resulting in a margin of contraction of 430 basis points to 2.1%.

Operating cash flow: Reported operating cash flow declined 9.8% to Ps. 541.1 million in the first quarter of 2018, resulting in a margin of contraction of 700 basis points to 9.7%.

Recent Developments

•         On March 9, 2018, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2017, the annual report presented by the Board of Directors, the declaration of dividends corresponding to fiscal year 2017, and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2018. Shareholders approved the payment of a cash dividend in the amount of Ps. 3.35 per share outstanding, equivalent to Ps. 7,038 million, to be paid in two installments as of May 3, 2018, and November 1, 2018.

Conference Call Information

Our first quarter 2018 conference call will be held on April 25, 2018, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-726-2418 or International: 719-785-1753. Participant code: 6219919. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017; and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 169 brands to more than 349 million consumers daily. With over 96 thousand employees, the company markets and sells approximately 3.8 billion unit cases through 2.6 million points of sale a year. Operating 60 manufacturing plants and 300 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Nicaragua, Costa Rica, and Panama. For further information, please visit www.coca-colafemsa.com

For additional information or inquiries, contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Maria Fernanda Garcia | maria.garciacr@kof.com.mx | (5255) 1519-6240

 (7 pages of tables to follow)

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	1Q 18	% Rev	1Q 17	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,137.6		5,741.7		6.9%	1.0%
Volume (million unit cases) (2)	907.8		881.3		3.0%	0.1%
Average price per unit case (2)	50.69		54.17		-6.4%
Net revenues	49,596		51,262		-3.2%
Other operating revenues	117		96		22.3%
Total revenues (3)	49,713	100.0%	51,357	100.0%	-3.2%	7.2%
Cost of goods sold	27,796	55.9%	29,060	56.6%	-4.3%
Gross profit	21,917	44.1%	22,297	43.4%	-1.7%	6.1%
Operating expenses	15,934	32.1%	16,644	32.4%	-4.3%
Other operative expenses, net	51	0.1%	(391)	-0.8%	NA
Operative equity method (gain) loss in associates(4)	49	0.1%	(46)	-0.1%	NA
Operating income (5)	5,883	11.8%	6,090	11.9%	-3.4%	-1.1%
Other non operative expenses, net	62		(2,471)		NA
Non Operative equity method (gain) loss in associates(6)	12		(37)		NA
Interest expense	2,012		2,513		-19.9%
Interest income	414		185		123.8%
Interest expense, net	1,598		2,328		-31.4%
Foreign exchange loss (gain)	228		(53)		NA
Loss (gain) on monetary position in inflationary subsidiries	-		(555)		NA
Market value (gain) loss on financial instruments	246		(434)		NA
Comprehensive financing result	2,072		1,286		61.1%
Income before taxes	3,737		7,312		-48.9%
Income taxes	1,196		1,254		-4.6%
Consolidated net income	2,541		6,058		-58.1%
Net income attributable to equity holders of the company	2,414	4.9%	5,887	11.5%	-59.0%
Non-controlling interest	127		171		-25.6%
Operating income (5)	5,883	11.8%	6,090	11.9%	-3.4%
Depreciation	2,353		2,496		-5.7%
Amortization and other operative non-cash charges	470		968		-51.4%
Operating cash flow (5)(7)	8,706	17.5%	9,554	18.6%	-8.9%	4.0%

CAPEX	1,786		3,834

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,084 million from our Mexican operation, Ps. 14,848 million from our Brazilian operation, Ps. 3,600 million from our Colombian operation, Ps. 3,397 million from our Argentine operation, and Ps. 5,591 million from our Philippines operation for the first quarter of 2018; and Ps. 18,113 million from our Mexican operation, Ps. 16,074 million from our Brazilian operation, Ps. 3,635 from our Colombian operation, and Ps. 3,707 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps.  3,586 million for the first quarter of 2018 and Ps. 3,525 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	1Q 18	% Rev	1Q 17	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,674.0		2,680.4		-0.2%	-0.2%
Volume (million unit cases)	474.9		472.9		0.4%	0.4%
Average price per unit case	46.89		45.37		3.4%
Net revenues	22,269		21,459
Other operating revenues	9		14
Total revenues (2)	22,277	100.0%	21,472	100.0%	3.7%	5.2%
Cost of goods sold	11,794	52.9%	11,047	51.4%
Gross profit	10,484	47.1%	10,425	48.6%	0.6%	1.9%
Operating expenses	7,866	35.3%	7,509	35.0%
Other operative expenses, net	(103)	-0.5%	(79)	-0.4%
Operative equity method (gain) loss in associates (3)	59	0.3%	4	0.0%
Operating income (4)	2,662	11.9%	2,991	13.9%	-11.0%	-10.5%
Depreciation, amortization & other operative non-cash charges	1,434	6.4%	1,245	5.8%
Operating cash flow (4)(5)	4,096	18.4%	4,237	19.7%	-3.3%	-1.7%

(1) Except volume and average price per unit case figures.
(2) Includes total revenues of Ps. 19,084 million from our Mexican operation for the first quarter of 2018 and 18,113 for the same period of the previous year
(3) Includes equity method in Jugos del Valle, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	1Q 18	% Rev	1Q 17	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,011.5		2,016.7		-0.3%	4.4%
Volume (million unit cases) (2)	313.0		316.1		-1.0%	3.2%
Average price per unit case (2)	57.98		71.75		-19.2%
Net revenues	21,737		26,202
Other operating revenues	108		82
Total revenues (3)	21,845	100.0%	26,284	100.0%	-16.9%	6.7%
Cost of goods sold	12,113	55.5%	15,855	60.3%
Gross profit	9,732	44.5%	10,429	39.7%	-6.7%	16.2%
Operating expenses	6,504	29.8%	7,932	30.2%
Other operative expenses, net	135	0.6%	(323)	-1.2%
Operative equity method (gain) loss in associates (4)	(10)	-0.0%	(50)	-0.2%
Operating income (5)	3,103	14.2%	2,870	10.9%	8.1%	11.7%
Depreciation, amortization & other operative non-cash charges	965	4.4%	1,848	7.0%
Operating cash flow (5)(6)	4,068	18.6%	4,717	17.9%	-13.8%	12.3%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 14,848 million from our Brazilian operation, Ps. 3,600 million from our Colombian operation, and Ps. 3,397 million from our Argentine operation for the first quarter of 2018; and Ps. 16,074 million from our Brazilian operation, Ps. 3,635 from our Colombian operation, and Ps. 3,707 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,586 million for the first quarter of 2018 and Ps. 3,525 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, Verde Campo, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	1Q 18	% Rev	1Q 17 (2)	% Rev	Δ % Reported	Δ % Comparable(4)
Transactions (million transactions)	1,452.1		1,044.6		39.0%	-1.2%
Volume (million unit cases)	119.9		92.3		29.9%	-8.1%
Average price per unit case	46.64		39.03		19.5%
Net revenues	5,591		3,601
Other operating revenues	-		-
Total revenues (3)	5,591	100.0%	3,601	100.0%	55.2%	18.5%
Cost of goods sold	3,889	69.6%	2,158	59.9%
Gross profit	1,701	30.4%	1,443	40.1%	17.9%	-14.9%
Operating expenses	1,564	28.0%	1,203	33.4%
Other operative expenses, net	20	0.4%	12	0.3%
Operating income (5)	117	2.1%	229	6.4%	-48.7%	-38.8%
Depreciation, amortization & other operative non-cash charges	424	7.6%	371	10.3%
Operating cash flow (5)(6)	541	9.7%	600	16.7%	-9.8%	-6.4%

(1) Except volume and average price per unit case figures.
(2) Includes only February and March for 2017
(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Mar-18		Dec-17
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	19,549	Ps.	18,767
Total accounts receivable		13,132		17,576
Inventories		12,142		11,364
Other current assets		10,374		7,950
Total current assets		55,197		55,657
Property, plant and equipment
Property, plant and equipment		118,382		121,968
Accumulated depreciation		(47,137)		(46,141)
Total property, plant and equipment, net		71,244		75,827
Investment in shares		12,033		12,540
Intangibles assets and other assets		119,533		124,243
Other non-current assets		17,751		17,410
Total Assets	Ps.	275,759	Ps.	285,677

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	11,233	Ps.	12,171
Suppliers		18,440		19,956
Other current liabilities		30,041		23,467
Total current liabilities		59,714		55,595
Long-term bank loans and notes payable		67,463		71,189
Other long-term liabilities		19,637		18,184
Total liabilities		146,813		144,968
Equity
Non-controlling interest		16,538		18,141
Total controlling interest		112,408		122,568
Total equity		128,946		140,710
Total Liabilities and Equity	Ps.	275,759	Ps.	285,677

Quarter - Volume & Transactions
For the three months ended March 31, 2018 and 2017

Volume
Expressed in million unit cases
	1Q 2018					1Q 2017
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	310.1	25.2	66.5	28.2	430.0	312.0	23.7	68.6	28.0	432.4
Central America	36.8	2.9	0.2	5.0	44.9	33.2	2.6	0.2	4.6	40.5
Mexico & Central America	347.0	28.1	66.7	33.1	474.9	345.2	26.3	68.8	32.6	472.9
Colombia	50.4	8.8	3.1	4.4	66.7	44.9	5.4	4.8	5.8	60.9
Venezuela	-	-	-	-	-	10.5	1.5	0.1	0.6	12.7
Brazil	169.3	12.4	2.1	10.9	194.8	168.1	11.2	1.8	9.1	190.2
Argentina	40.8	5.3	1.5	4.0	51.6	41.7	5.8	0.8	4.1	52.4
South America	260.5	26.5	6.7	19.3	313.0	265.2	23.9	7.4	19.6	316.1
Philippines (3)	97.1	5.9	10.2	6.7	119.9	73.4	4.3	5.9	8.7	92.3
Asia	97.1	5.9	10.2	6.7	119.9	73.4	4.3	5.9	8.7	92.3
Total	704.6	60.5	83.6	59.1	907.8	683.8	54.5	82.1	60.9	881.3
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Philippines information reported for 2017 includes only February and March.
Transactions
Expressed in million transactions
	1Q 2018					1Q 2017
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	1,886.4	182.7		230.3	2,299.4	1,922.5	177.4		227.0	2,327.0
Central America	295.2	16.3		63.1	374.6	277.3	15.6		60.5	353.4
Mexico & Central America	2,181.6	199.0		293.4	2,674.0	2,199.8	193.0		287.5	2,680.4
Colombia	373.5	83.6		48.7	505.8	350.2	67.4		59.9	477.6
Venezuela	-	-		-	-	71.4	14.8		3.8	90.0
Brazil	1,024.3	108.3		116.0	1,248.7	994.3	100.0		99.9	1,194.2
Argentina	204.4	27.5		25.1	257.0	200.1	28.5		26.4	255.0
South America	1,602.2	219.4		189.9	2,011.5	1,616.1	210.7		189.9	2,016.7
Philippines (1)	1,290.5	72.5		89.1	1,452.1	927.4	48.6		68.7	1,044.6
Asia	1,290.5	72.5		89.1	1,452.1	927.4	48.6		68.7	1,044.6
Total	5,074.3	490.9		572.3	6,137.6	4,743.3	452.3		546.1	5,741.7
(1) Philippines information reported for 2017 includes only February and March.

Macroeconomic Information
First quarter 2018

Inflation(1)

	LTM	1Q 18
Mexico	5.13%	1.30%
Colombia	3.07%	2.05%
Brazil	2.83%	0.93%
Argentina	25.48%	6.74%
Philippines	4.41%	2.59%
(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

Average Exchange Rates for each Period (2)

	Quarterly Exchange Rate (local currency per USD)
	1Q 18	1Q 17	Δ %
Mexico	18.76	20.39	-8.0%
Guatemala	7.37	7.43	-0.9%
Nicaragua	30.98	29.50	5.0%
Costa Rica	571.95	564.72	1.3%
Panama	1.00	1.00	0.0%
Colombia	2,860.36	2,922.07	-2.1%
Brazil	3.24	3.14	3.2%
Argentina	19.70	15.67	25.7%
Philippines	51.45	49.99	2.9%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Mar 2018	Mar 2017	Δ %	Dec 2017	Dec 2017	Δ %
Mexico	18.34	18.81	-2.5%	19.74	20.66	-4.5%
Guatemala	7.40	7.34	0.8%	7.34	7.52	-2.4%
Nicaragua	31.16	29.68	5.0%	30.79	29.32	5.0%
Costa Rica	569.31	567.34	0.3%	572.56	561.10	2.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,780.47	2,880.24	-3.5%	2,984.00	3,000.71	-0.6%
Brazil	3.32	3.17	4.9%	3.31	3.26	1.5%
Argentina	20.15	15.39	30.9%	18.65	15.89	17.4%
Philippines	52.21	50.19	4.0%	49.92	49.81	0.2%
(2) Average exchange rate for each period computed with the average exchange rate of each month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 25, 2018